                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  X

   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 2002

                                       OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                         Commission file number: 1-8865

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          SIERRA HEALTH SERVICES, INC.
                              2724 NORTH TENAYA WAY
                             LAS VEGAS, NEVADA 89128

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                                TABLE OF CONTENTS

                                                                                     Page
                                                                                     ----
(a)  Independent Auditors' Report.................................................    1
   Financial Statements:
     Statements of Net Assets Available for Benefits at
         December 30, 2002 and 2001...............................................    2
     Statements of Changes in Net Assets Available for Benefits
         For the Years Ended December 30, 2002 and 2001...........................    3
     Notes to Financial Statements................................................    4
   Supplemental Schedule as of December 30, 2002:
     Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)....    8

     Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee  Retirement Income Security
     Act of 1974 are omitted  because of the absence of  conditions  under which they are required.

(b)  Exhibit 23  Independent Auditors' Consent

     Exhibit 99  Certification pursuant to 18 U.S.C. as adopted pursuant to
                 Section 906 of the Sarbanes-Oxley act of 2002

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Sierra Health Automatic Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic  Retirement Plan (the "Plan") as of December 30, 2002
and 2001,  and the related  statements  of changes in net assets  available  for
benefits  for  the  years  then  ended.  These  financial   statements  are  the
responsibility  of the Plan's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our  opinion,  such  financial  statements  present  fairly,  in all material respects, the net assets available for benefits of the Plan at December 30, 2002 and 2001,  and the changes in net assets  available  for  benefits for the years then ended, in conformity with accounting  principles  generally accepted in the
United States of America.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial  statements taken as a whole. The supplemental  schedule listed in the
Table of Contents is presented for the purpose of additional analysis and is not a  required  part  of the  basic  financial  statements,  but  is  supplementary information  required by the  Department  of Labor's Rules and  Regulations  for
Reporting and Disclosure  under the Employee  Retirement  Income Security Act of
1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing  procedures applied in our audit of the basic
2002 financial statements and, in our opinion, is fairly stated in all material respects  when  considered  in relation to the basic 2002  financial  statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
May 22, 2003

                                      SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                                Statements of Net Assets Available for Benefits at
                                            December 30, 2002 and 2001

                                                                                 2002                       2001
                                                                                 ----                       ----
ASSETS
------

CASH AND CASH EQUIVALENTS.........................................           $         -                $      5,360
                                                                              ----------                 -----------

INVESTMENTS AT FAIR VALUE:
Mutual Funds......................................................            51,370,416                 55,824,024
Common/Collective Trust Funds.....................................            10,976,994                  9,286,288
Company Stock.....................................................             4,635,981                  3,196,710
Participant Loans.................................................             1,397,626                  1,294,728
Limited Partnerships..............................................                     -                    283,100
                                                                              ----------                 ----------
     Total Investments............................................            68,381,017                 69,884,850
                                                                              ----------                 ----------

RECEIVABLES:
Employer Contributions............................................               442,678                    413,911
Employee Contributions............................................               225,119                    211,830
Other Receivables.................................................                    -                      55,000
                                                                              ----------                 ----------
     Total Receivables............................................               667,797                    680,741
                                                                              ----------                 ----------

NET ASSETS AVAILABLE FOR BENEFITS.................................           $69,048,814                $70,570,951
                                                                              ==========                 ==========

                                  See Accompanying Notes to Financial Statements

                                   SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                            Statements of Changes in Net Assets Available for Benefits
                                  For the Years Ended December 30, 2002 and 2001

                                                                             2002                           2001
                                                                             ----                           ----
ADDITIONS:
Investment Income / (Loss):
    Interest and Dividends....................................           $   908,943                    $   653,604
    Net Decrease in Fair Value................................            (9,260,091)                    (3,194,368)
                                                                          ----------                     ----------
         Net Additions........................................            (8,351,148)                    (2,540,764)
                                                                          ----------                     ----------

Contributions:
    Employer..................................................             4,943,908                      4,621,583
    Participants..............................................             7,358,545                      7,071,053
    Rollovers.................................................               404,887                        263,721
    Other.....................................................                     -                          7,199
                                                                          ----------                     ----------
         Total Contributions..................................            12,707,340                     11,963,556
                                                                          ----------                     ----------

NET ADDITIONS.................................................             4,356,192                      9,422,792
                                                                          ----------                     ----------

DEDUCTIONS:
Benefits Paid to Participants.................................            (5,828,329)                    (9,424,655)
Plan Expenses.................................................                (8,775)                        (6,311)
Other Deductions..............................................               (41,225)                             -
                                                                          ----------                     ----------
              Total Deductions................................            (5,878,329)                    (9,430,966)
                                                                          ----------                     ----------

NET DECREASE..................................................            (1,522,137)                        (8,174)

NET ASSETS AVAILABLE FOR BENEFITS:

         BEGINNING OF YEAR....................................            70,570,951                     70,579,125
                                                                          ----------                     ----------

         END OF YEAR..........................................           $69,048,814                    $70,570,951
                                                                          ==========                     ==========

                                  See Accompanying Notes to Financial Statements

                   SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                        Notes to Financial Statements

NOTE 1. PLAN DESCRIPTION

General  Description - The Sierra Health Automatic  Retirement Plan (the "Plan")
is a qualified,  defined  contribution  profit  sharing/401(k)  plan  sponsored, managed and  administered  by Sierra  Health  Services,  Inc.  (the  "Company").
Prudential  Financial  serves as trustee of the Plan. The Plan is subject to the provisions of the Employee  Retirement Income Security Act of 1974 ("ERISA").  A
brief description of certain Plan provisions, as amended, follows.  Participants should  refer to the Plan  agreement  for a complete  description  of the Plan's provisions.

Contributions - For 2002,  participants may contribute up to 15% of their annual
compensation.   The  Company  makes   matching   contributions   of  100%  of  a
participant's  contribution  up to a maximum of 3% of the  participant's  annual compensation.  Participant  contributions  above  3% but  not  exceeding  9% are matched  50%  by  the  Company.  The  maximum  Company  contribution  is 6% of a participant's  annual compensation.  Participant and employer  contributions are subject  to  Internal  Revenue  Service  ("IRS")  limits.  Company  matches  are invested,  based on  participant  selections,  into the common trust  funds.  In accordance with the Economic Growth and Tax Relief  Reconciliation  Act of 2001,
employees  age  50 and  older  are  permitted  to  make  additional  "catch  up"
contributions not to exceed $1,000. The "catch up" contributions are not matched by the employer.

Vesting - Participants are immediately  vested in their voluntary  contributions and earnings  thereon.  Participants are also immediately  vested in the Company contribution  made  on  their  behalf  up  to  4% of  the  participant's  annual compensation.  The  remaining  Company  contribution  vests  based  on  years of service--one-third per year of service--and is fully vested after three years of service with the Company. If a participant becomes permanently  disabled,  their account is 100% vested without regard to years of service.

Eligibility  -  All  employees  of  the  Company  not  covered  by a  collective bargaining  agreement become  participants in the Plan after they have completed one year of service and are age twenty-one or older.  The Plan defines a year of service as one in which the employee works at least 1,000 hours.

Participant  Accounts  -  Each  participant's   account  is  credited  with  the
participant's contribution,  the Company's matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment,  participants may elect to receive a  lump-sum  payment of their  vested  account  balance,  one of several annuity  payment  options or may  transfer  their  vested  account  balance to a tax-deferred account.

Termination  of Plan - Although the Company has not  indicated  any intention to terminate the Plan, or  contributions  thereto,  it may do so at any time.  Upon termination or partial termination,  each participant's account will become 100%
vested.

Income Taxes - In November  1995,  the Plan  received  its latest  determination letter from the IRS stating that the Plan, as then  designed,  was in compliance with the applicable  requirements of the Internal  Revenue Code ("IRC") and thus exempt  from  income  taxes.  The Plan  has been  amended  since  receiving  the determination letter.  However, the Plan administrator believes that the Plan is currently  designed  and  being  operated  in  compliance  with  the  applicable requirements  of the IRC. No provision for income taxes has been included in the financial statements.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's  sponsor,  as provided in the Plan  Document.  Total Plan expenses  for 2002 and 2001 were $51,905 and  $48,811,  respectively,  of which,
$43,130 and $42,500 were paid by the Plan's sponsor, respectively.

Investment in Company Stock - Investments in Company common stock are limited to
30 percent of  employee  elected  deferrals  and  unlimited  on  employer  match amounts.

Forfeitures - Forfeited accrued benefits may be used to pay expenses incurred in the basic  administration  of the Plan or to reduce employer  contributions.  In
2001, the Company used  forfeitures in the amount of $90,590 to reduce  employer contributions.  In 2002,  the  Company  did not use any  forfeitures  to  reduce employer  contributions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's  financial  statements  are prepared  using the accrual method of accounting and conform to the American  Institute of Certified
Public  Accountants'  accounting and auditing guide,  Audits of Employee Benefit
Plans.  Accordingly,  income is recorded in the period  earned,  expenses in the period incurred and the purchase and sale of investments as of the trade date.

Use of Estimates - The  preparation of financial  statements in conformity  with accounting  principles  generally  accepted  in the  United  States  of  America requires  management to make estimates and assumptions  that affect the reported amounts of net assets available for benefits and changes therein. Actual results could  differ  from  those  estimates.  The  Plan  utilizes  various  investment instruments.  Investment  securities,  in general, are exposed to various risks, such as interest rate, credit,  and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment  securities will occur in the near term and that such  changes  could  materially  affect the  amounts  reported  in the statements of net assets available for plan benefits.

Investments - Investments are stated at approximate  fair market value. The fair market value of equity and fixed income  securities  is  determined  principally from quoted market prices.  The fair market value of common trust funds is based on the Plan's allocable interest in the fair market value of securities in those funds.  The fair value of Company  stock is dictated by the daily value from the
New York Stock  Exchange.  The fair market  value of the  investment  in limited partnerships is based on third-party appraisals. Participant loans are valued at cost plus accrued interest,  which approximates fair value. Unrealized gains and losses are  recorded in the period in which they  occur.  All assets are held by trustees of the Plan.  The Company  match is made in cash and is invested  based upon employee selections.

Reclassifications  -  Certain  reclassifications  have  been  made  to the  2001 financial statements in order to conform to the 2002 presentation.

NOTE 3. INVESTMENTS

Increase /  (decrease)  in the fair value of the Plan's  investments  by type of investment is as follows:

                                                                       2002                          2001
                                                                       ----                          ----

Mutual Funds................................................        $(11,183,095)                 $(5,742,052)
Common/Collective Trust Funds...............................             487,506                      495,241
Common Stock................................................           1,425,606                    1,997,443
Limited Partnerships........................................               9,892*                      55,000*
                                                                     -----------                   ----------
     Net Decrease...........................................        $ (9,260,091)                 $(3,194,368)
                                                                     ===========                   ==========

* Non-participant directed.

Investments  equal to 5% or more of the Plan's  total net assets  available  for benefits at December 30, 2002 and 2001 were:

                                                                       2002                          2001
                                                                       ----                          ----

Van Kampen Equity Income Fund...............................         $15,124,233                 $ 17,883,779
Prudential Stable Value Fund................................          10,976,997                    9,286,288
Prudential Jennison Growth Fund.............................           8,644,339                   12,257,591
PIMCO Total Return Fund.....................................           6,587,703                    3,571,467
Davis NY Venture Fund.......................................           5,097,584                    5,378,999
Sierra Health Services Inc., Common Stock...................           4,635,981                           **
Prudential Jennison Equity Opportunity .....................           4,144,288                           **
Dreyfus Midcap Value Fund...................................                  **                    7,471,941

** Balance does not represent 5% or more of net assets  available for benefit at the respective date.

NOTE 4. PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 5. PARTICIPANT LOANS RECEIVABLE

Participants  may borrow from their fund  accounts up to a maximum of $50,000 or
50% of their  vested  account  balance,  whichever  is less.  Participant  loans receivable are  collateralized by vested account balances and are repaid through payroll  deductions over a term not exceeding 5 years.  The term may be extended if the proceeds are used for the purchase of a primary residence. The loans bear interest at 1% over the prime  commercial  rate on the first day of the month in which the loan is issued.

NOTE 6. EMPLOYER DIRECTED INVESTMENTS

Information  about the net assets and the significant  components of the changes in net assets relating to the employer directed  investments is as follows as of
December 30, 2002 and 2001:

                                                                            2002                     2001
                                                                            ----                     ----
Net Assets:
  Limited Partnerships..........................................           $       -               $ 283,100
  Other Receivables.............................................                   -                  55,000
                                                                            --------               ---------
Total Net Assets................................................           $       -               $ 338,100
                                                                            ========                ========

Changes in Net Assets:
  Net Increase..................................................           $   9,892               $  55,000
  Transfers to Participant Directed Investments.................            (347,992)               (103,588)
                                                                            --------                --------
  Net Decrease..................................................            (338,100)                (48,588)

Net Assets:
  Employer Directed, Beginning of Year..........................             338,100                 386,688
                                                                            --------                --------
  Employer Directed, End of Year................................           $       -               $ 338,100
                                                                            ========                ========

The Plan  Sponsor was granted an exemption by the United  States  Department  of
Labor,  Pension  and  Welfare  Benefits  Administration,   from  the  prohibited
transaction  rules of ERISA  and,  was  allowed  to  purchase  from the Plan the limited  partnership units held in the Employer Directed  Investment  Program at their fair market value. This purchase in the amount of $250,092,  was completed in March of 2002.

NOTE 7. RELATED PARTY TRANSACTION

Certain Plan  investments are shares of mutual funds managed by Prudential,  the
Plan's  trustee,  therefore  these  transactions  qualify  as  party-in-interest transactions.

                                      SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                     From 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                 December 30, 2002

(a)                           (b)                                                  (c)                                         (d)
                                                                   Description of Investment Including
                                                                   -----------------------------------
                Identity of Issue, Borrower,                        Collateral, Par, or Maturity Value
                -----------------------------                       ----------------------------------
               Maturity Date, Rate of Interest,                         Lessor, or Smiliar Party                          Current Value
               ---------------------------------                        ------------------------                          -------------

     INVESTMENT FUNDS
     ----------------
     Davis NY Venture Fund................................                     Mutual Fund                                    $ 5,097,584
Dreyfus Midcap Value Fund.................................                     Mutual Fund                                          2,031
EuroPacific Growth Fund...................................                     Mutual Fund                                      2,770,134
Franklin Balance Sheet Investment Fund....................                     Mutual Fund                                      2,514,180
Franklin US Government Securities........................                      Mutual Fund                                        264,176
John Hancock Small Cap Growth Fund........................                     Mutual Fund                                      1,699,550
PIMCO Total Return Fund...................................                     Mutual Fund                                      6,587,703
*    Prudential Jennison Equity Opportunity...............                     Mutual Fund                                      4,144,288
*    Prudential Jennison Growth Fund .....................                     Mutual Fund                                      8,644,339
*    Prudential Short-Term Corporate Bond Fund............                     Mutual Fund                                      2,450,949
*    Prudential Stable Value Fund.........................               Common/Collective Trust                               10,976,997
*    Prudential Stock Index Fund..........................                     Mutual Fund                                      2,071,246
Van Kampen Equity Income   ...............................                     Mutual Fund                                     15,124,233
*    Sierra Health Services, Inc., Common Stock...........                    Company Stock                                     4,635,981
                                                                                                                               ----------
                                                                                                                              $66,983,391
                                                                                                                               ==========
     PARTICIPANT LOANS
     -----------------
     Participant Loans...............................................                                                         $ 1,397,626
                                                                                                                               ==========

*  Party-in-interest

                                   SIGNATURES
                                   ----------

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees (or other persons who administer  the employee  benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
                                 (Name of Plan)

Date:  June 27, 2003                /s/ PAUL H. PALMER
                                    ----------------------
                                    Paul H. Palmer
                                    Senior Vice President of Finance,
                                    Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)